UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           Enzon Pharmaceuticals, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   293904108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey M. Elliott
                            Executive Vice President
                          Iridian Asset Management LLC
                               276 Post Road West
                            Westport, CT 06880-4704
                                  203-341-9009
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                July 23, 2009

--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 15 Pages

CUSIP No. 293904108           Schedule 13D             Page 2 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Iridian Asset Management LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             8,185,737
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       8,185,737

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,185,737

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293904108           Schedule 13D             Page 3 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       COLE Partners LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             377,870
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       377,870

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       377,870

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293904108           Schedule 13D             Page 4 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Iridian Private Business Value Equity Fund, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             285,860
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       285,860

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       285,860

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293904108           Schedule 13D             Page 5 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Iridian Partners Fund, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             92,010
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       92,010

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       92,010

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293904108           Schedule 13D             Page 6 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Renoma Partners LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             25,350
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       25,350

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       25,350

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293904108           Schedule 13D             Page 7 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Iridian Charter Fund, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             25,350
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       25,350

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       25,350

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       less than 0.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293904108           Schedule 13D            Page 8 of 15 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Harold J. Levy


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PN, OO


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            50,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             8,185,737
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             154,712
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       8,185,737

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,340,449

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293904108          Schedule 13D            Page 9 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David L. Cohen


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             8,185,737
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       8,185,737

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,185,737

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293904108          Schedule 13D               Page 10 of 15 Pages


This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Enzon Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").

The information presented on the cover sheets for each filing person is based upon ownership as of July 23, 2009. The percent of class is based upon 45,298,257 shares of Common Stock issued and outstanding as of May 5, 2009 as reported by the Issuer on its Form 10-Q for the quarter ended March 31, 2009.


Item 2.   Identity and Background.

This statement is filed by Iridian Asset Management LLC ("Iridian"), COLE Partners LLC ("COLE"), Iridian Private Business Value Equity Fund, L.P. ("Private Business"), Iridian Partners Fund, L.P. ("Partners"), Renoma Partners LLC ("Renoma"), Iridian Charter Fund, LP ("Charter") David L. Cohen ("Cohen") and Harold J. Levy ("Levy") (collectively, the "Reporting Persons").


The principal business address of all of the Reporting Persons is c/o Iridian Asset Management LLC, 276 Post Road West, Westport, CT 06880-4704.


Iridian is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Iridian has voting and dispositive power. Iridian is also the sole member of COLE and Renoma. Iridian disclaims pecuniary interest in the shares owned by its clients.

The principal business of COLE is serving as the general partner of Private Business and Partners. The principal business of Private Business and Partners is investing in securities. Iridian serves as the investment adviser to Private Business and Partners. COLE, as the general partner of Private Business and Partners, and Iridian, as the sole member of COLE and investment adviser to Private Business and Partners, share voting and dispositive power over the investments of Private Business and Partners.

The principal business of Renoma is serving as the general partner of Charter. The principal business of Charter is investing in securities. Iridian serves as the investment adviser to Charter. Renoma, as the general partner of Charter, and Iridian, as the sole member of Renoma and investment adviser to Charter, share voting and dispositive power over the investments of Charter.

Each of Messrs. Cohen and Levy indirectly owns a 50% equity interest in Iridian through entities owned or controlled by them. The principal occupation of each of Messrs. Cohen and Levy is Co-President, Co-Chief Executive Officer and Co-Chief Investment Officer of Iridian.

CUSIP No. 293904108          Schedule 13D               Page 11 of 15 Pages


The managers of Iridian are Mr. Cohen and Mr. Levy.

The executive officers of Iridian are Messrs. Cohen and Levy, and Jeffrey M. Elliott. The principal occupation of each of Messrs. Cohen, Levy, and Elliott is to serve as an officer of Iridian and of other Reporting Persons, and the principal business address of each such person is c/o Iridian, 276 Post Road West, Westport, CT 06880-4704.

None of the Reporting Persons nor any of the managers, directors or executive officers of any of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The securities reported in Item 5 as beneficially owned by the Reporting Persons were acquired as follows:

Accounts managed by Iridian (excluding Private Business, Partners and Charter) purchased an aggregate of 7,782,517 shares of Common Stock for total consideration (including brokerage commissions) of approximately $64.6 million derived from the capital of the managed accounts.

Private Business purchased an aggregate of 285,860 shares of Common Stock for a total consideration (including brokerage commissions) of approximately $2.4 million derived from the capital of Private Business.

Partners purchased an aggregate of 92,010 shares of Common Stock for a total consideration (including brokerage commissions) of approximately $0.8 million derived from the capital of Charter.

Charter purchased an aggregate of 25,350 shares of Common Stock for a total consideration (including brokerage commissions) of approximately $0.2 million derived from the capital of Charter.

Levy purchased an aggregate of 50,000 shares of Common Stock for a total consideration (including brokerage commissions) of approximately $0.4 million using personal funds. Levy, through a revocable trust for which he is the trustee, also purchased 4.0% Convertible Senior Notes due 2013 convertible into 104,712 shares of the Common Stock for a total consideration (including brokerage commissions) of $0.9 million using personal funds.


Item 4.  Purpose of Transaction.

Iridian previously had reported its ownership interest in a Schedule 13G filed with respect to December 31, 2008.

The Reporting Persons are now filing this Schedule 13D as a result of the election of Harold J. Levy to the Board of Directors of the Issuer on July 23, 2009.

CUSIP No. 293904108          Schedule 13D               Page 12 of 15 Pages

Item 5.   Interest in Securities of the Issuer.

(a), (b) As of July 23, 2009, the Reporting Persons may be deemed to beneficially own in the aggregate 8,185,737 shares of Common Stock, representing 18.1% of the outstanding Common Stock (the percentage of shares of Common Stock owned being based upon 45,298,257 shares of Common Stock outstanding at May 5, 2009 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009).

The Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

Name                          Number of Shares                Percentage

Iridian (1)                   7,782,517                         17.2%
Private Business                285,860                          0.6%
Partners                         92,010                          0.2%
Charter                          25,350               less than 0.01%
Levy (2)                        154,712                          0.3%

(1) The shares of Common Stock set forth above for Iridian do not include the shares of Common Stock held by Private Business, Partners and Charter.

(2) The shares of Common Stock set forth above for Levy include 50,000 shares owned directly, and 104,712 shares of the Common Stock which he has the right to acquire upon conversion of 4.0% Convertible Senior Notes due 2013.


Iridian has direct beneficial ownership of the shares of Common Stock in the accounts which it manages. In addition, Iridian is the investment adviser for Private Business. In such capacity, Iridian has the right to vote and direct the disposition of shares of Common Stock held by such entities and, consequently, has beneficial ownership of such shares.

Messrs. Cohen and Levy may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian by virtue of their indirect controlling ownership of Iridian, and having the power to vote and direct the disposition of shares of Common Stock as joint Chief Investment Officers of Iridian. Messrs. Cohen and Levy disclaim beneficial ownership of such shares.

COLE, as the sole general partner of Private Business and Partners, may be deemed to own beneficially shares of Common Stock of which Private Business and Partners may be deemed to possess direct beneficial ownership. Iridian, as the sole member of COLE, may be deemed to possess beneficial ownership of the shares of Common Stock that are beneficially owned by COLE.

Renoma, as the sole general partner of Charter, may be deemed to own beneficially shares of Common Stock of which Charter may be deemed to possess direct beneficial ownership. Iridian, as the sole member of Renoma, may be deemed to possess beneficial ownership of the shares of Common Stock that are beneficially owned by Renoma.

CUSIP No. 293904108          Schedule 13D               Page 13 of 15 Pages

Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 8,185,737 shares of Common Stock. Messrs. Cohen and Levy may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares. Messrs. Cohen and Levy disclaim beneficial ownership of such shares.

Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of the 285,860 shares of Common Stock held by Private Business and of the 92,010 shares of Common Stock held by Partners. COLE (in addition to Messrs. Cohen and Levy) may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of the 25,350 shares of Common Stock held by Charter. Renoma (in addition to Messrs. Cohen and Levy) may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

Levy has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of the 50,000 shares of Common Stock held by him. Levy has the direct power to dispose or direct the disposition, of 104,712 shares of the Common Stock which he has the right to acquire upon conversion of 4.0% Convertible Senior Notes due 2013.

(c) Other than the transactions described in Schedule I of this statement, no Reporting Person nor any director or executive officer of any Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock beneficially owned by the Reporting Persons, except that the dividends from, or proceeds from the sale of, shares of Common Stock in each respective account managed by Iridian will be delivered into each such respective account.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.


Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement.

CUSIP No. 293904108           Schedule 13D           Page 14 of 15 Pages

                                   SIGNATURE.

     After reasonable inquiry and to the best of its or his knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2009

                              IRIDIAN ASSET MANAGEMENT LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                              COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                              IRIDIAN PRIVATE BUSINESS VALUE EQUITY FUND, L.P.
                         By:  COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                              IRIDIAN PARTNERS FUND, L.P.
                         By:  COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President

                              RENOMA PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                              IRIDIAN CHARTER FUND, LP
                         By:  RENOMA PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                         By:  /s/ David L. Cohen
                              ----------------------------------
                              David L. Cohen, individually


                         By:  /s/ Harold J. Levy
                              ----------------------------------
                              Harold J. Levy, individually

CUSIP No. 293904108          Schedule 13D               Page 15 of 15 Pages



                                   SCHEDULE I
                 REPORTING PERSONS TRANSACTIONS IN COMMON STOCK


     Trade Date           Side     Number of Shares  Price per Share
------------------------------------------------------------------------------

            4/27/2009     sell            180          $5.77
            4/27/2009     sell          1,660          $5.77
            4/27/2009     sell            230          $5.76
            4/27/2009     sell             80          $5.72
            4/27/2009     sell             40          $5.76
            4/28/2009     sell          8,210          $5.69
             5/5/2009     buy           2,670          $5.74
            5/11/2009     sell          2,460          $6.26
            5/13/2009     sell            960          $6.06
            5/26/2009     sell          3,150          $7.21
            5/26/2009     sell         16,390          $7.21
            5/27/2009     sell            170          $7.37
            5/27/2009     sell            180          $7.37
            5/27/2009     sell            100          $7.40
             6/8/2009     sell             70          $7.70
            6/23/2009     sell         25,210          $7.81
            6/25/2009     sell            180          $7.85
            6/25/2009     sell            230          $7.84
            6/25/2009     sell            100          $7.84
             7/1/2009     sell          3,020          $8.03
             7/9/2009     sell          8,180          $7.80
            7/13/2009     buy           4,548          $7.99
            7/13/2009     buy             110          $7.99
            7/13/2009     buy              70          $7.99
            7/13/2009     buy             140          $7.99
            7/13/2009     buy             180          $7.99
            7/13/2009     buy             220          $7.99
            7/13/2009     buy              40          $7.99
            7/13/2009     buy              70          $7.99
            7/13/2009     buy             290          $7.99
            7/13/2009     buy              40          $7.99
            7/13/2009     buy             400          $7.99
            7/13/2009     buy           1,480          $7.99
            7/13/2009     buy             140          $7.99
            7/13/2009     buy              40          $7.99
            7/13/2009     buy             110          $7.99
            7/13/2009     buy             970          $7.99
            7/13/2009     buy             180          $7.99
            7/13/2009     buy             500          $7.99
            7/13/2009     buy              40          $7.99
            7/13/2009     buy             110          $7.99
            7/13/2009     buy          19,570          $7.99
            7/14/2009     buy          12,680          $7.98
            7/14/2009     buy           3,150          $7.98
            7/14/2009     buy             140          $7.98
            7/14/2009     buy           1,100          $7.98
            7/14/2009     buy             800          $7.98
            7/14/2009     buy          17,130          $7.98
            7/15/2009     buy          12,670          $8.00
            7/15/2009     buy           5,290          $8.00
            7/15/2009     buy             640          $8.00
            7/15/2009     buy           1,640          $8.00
            7/15/2009     buy             910          $8.00
            7/15/2009     buy           1,170          $8.00
            7/15/2009     buy          17,540          $8.00
            7/16/2009     buy          45,500          $8.07
            7/17/2009     buy           1,620          $8.20
            7/22/2009     sell          7,450          $8.27
            7/22/2009     sell          3,700          $8.27
            7/23/2009     sell         11,470          $8.09

(1) Price per share does not include commission.